40-APP

File No. 812-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of: Northern Trust Investments, Inc.; and FlexShares Trust

Application under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Rule 12d1-2(a) thereunder.

All communications and orders to:

Peter K. Ewing Craig R. Carberry, Esq. Northern Trust Investments, Inc. 50 S. LaSalle Street Chicago, IL 60603	Diana E. McCarthy, Esq. Veena K. Jain, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, Pennsylvania 19103-6996

Page 1 of 13 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on June 19, 2015

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I. INTRODUCTION

FlexShares Trust (“Trust”) and Northern Trust Investments, Inc. (“NTI” and together with the Trust, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act. Applicants request the exemption to the extent necessary to permit any existing or future series of the Trust and any other registered open-end management investment company or series thereof that (a) is advised by NTI or any investment adviser controlling, controlled by, or under common control with NTI (any such adviser or NTI, the “Adviser”),1 (b) is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act as the Trust, (c) invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),2 also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).

II. APPLICANTS

A. FlexShares Trust

The Trust is a statutory trust organized under the laws of the State of Maryland on May 13, 2010 and is registered under the Act as an open-end management investment company. The Trust currently consists of nineteen Funds, each with its own investment objective and policies. Additional Funds of the Trust may be added in the future. The Funds are exchange-traded funds (commonly referred to as an “ETF”). The Trust is managed by a board of trustees (the “Board”).

B. Northern Trust Investments, Inc.

NTI is the investment adviser to the Trust. NTI, an Illinois State Banking Corporation and a subsidiary of Northern Trust Corporation, has its principal office located at 50 South LaSalle St., Chicago, Illinois. NTI is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any Adviser to a Fund will be registered under the Advisers Act.

[1]	Each Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
[2]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any entity that relies on the order in the future will do so only in accordance with the terms and condition in the Application. NTI also serves as investment adviser to the Northern Funds and Northern Institutional Funds (together, “NF and NIF”), each a registered open-end investment company. NF and NIF do not currently intend to rely on the order requested in this Application. NTI has obtained an exemptive order permitting NF and NIF and certain other investment companies advised by NTI or any other investment adviser controlling, controlled by, or under common control with NTI, to acquire shares of other registered open-end management investment companies and unit investment trusts that are within and outside the same group of investment companies. Northern Institutional Funds et al., Investment Company Act Release Nos. 28119 (Jan. 16, 2008) (notice) and 28149 (Feb. 12, 2008) (order).

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III. APPLICANTS’ PROPOSAL

Each Fund of Funds invests (or, in the case of future Funds of Funds, will invest) in certain Underlying Funds as is, or will be, set forth in the Fund of Funds’ prospectus. Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds of Funds also be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act. The Funds of Funds will comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments. The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations. The Adviser believes that the ability of the Funds of Funds to invest in Underlying Funds and direct investments in securities in reliance on Rule 12d1-2 in combination with Other Investments will allow the Adviser to create better investment products that are suitable for a wide variety of investors. Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ board of trustees will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that the fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV. APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(i)	the acquired company and the acquiring company are part of the same group of investment companies;

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(ii)	the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(iii)	with respect to:

(1)	securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(2)	securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, as amended, or the Commission;

(iv)	the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act; and

(v)	such acquisition is not in contravention of such rules and regulations as the Commission may from time to time prescribe with respect to acquisitions in accordance with Section 12(d)(1)(G) of the 1940 Act, as necessary and appropriate for the protection of investors.

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, Government securities, and short-term paper):

(1)	Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

[3]	See Fund of Funds Investments, Investment Company Act Release No. 27399 (June 20, 2006) (the “Adopting Release”).

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(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1 under the 1940 Act.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”5 The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in section 12(d)(1)(J) of the 1940 Act] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.7 Section 6(c) permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission… by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the 1940 Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds

[4]	See Adopting Release at 17, n.58.
[5]	Id. at 17-18
[6]	See H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).
[7]

See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the [1940] Act and unprovided for elsewhere in the [1940] Act”).

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through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F). The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See, e.g., Van Eck Associates Corporation, et al., Investment Company Act Rel Nos. 31596 (May 6, 2015)(order) and 31547 (April 6, 2015)(notice); SSgA Mastertrust and SSgA Funds Management, Inc., Investment Company Act Rel Nos. 31287 (October 7, 2014)(order) and 31249 (September 11, 2014)(notice); Northern Lights Fund Trust, et al., Investment Company Rel. Nos. 31154 (July 15, 2014)(order) and 31087 (June 18, 2014)(notice); Goldman Sachs Trust, et al., File No. 812-14075, Investment Company Rel. Nos. 30522 (May 15, 2013) (order) and 30471 (April 19, 2013) (notice); Columbia Funds Master Investment Trust, LLC, et al., File No. 812-13955, Investment Company Rel. Nos. 30030 (April 10, 2012) (order) and 29980 (March 13, 2012) (notice); DoubleLine Capital LP and DoubleLine Funds Trust, File No. 812-13983, Investment Company Rel. Nos. 29971 (Feb. 28, 2012) (order) and 29943 (Feb. 9, 2012) (notice); DFA Investment Dimensions Group, Inc., et al., File No. 812-13943, Investment Company Rel. Nos. 29838 (Oct. 18, 2011) (order) and 29820 (Sept. 22, 2011) (notice); Legg Mason Equity Trust, et al., File No. 812-13892, Investment Company Rel. Nos. 29835 (Oct. 12,

[8]	See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

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2011) (order) and 28789 (Sept. 15, 2011) (notice); Highland Capital Management, L.P., et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (Oct. 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice); Russell Investment Co., et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice); Columbia Funds Series Trust, et al., File No. 812-13631, Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice); WisdomTree Asset Management, Inc., et al., File No. 812-13642, Investment Company Rel. Nos. 28836 (July 24, 2009) (order) and 28804 (June 29, 2009) (notice).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

•	Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their addresses are as indicated on the cover page of this Application. The Applicants further state that all written or oral communications concerning this Application should be directed to:

Peter K. Ewing Craig R. Carberry, Esq. Northern Trust Investments, Inc. 50 S. LaSalle Street Chicago, IL 60603	Diana E. McCarthy, Esq. Veena K. Jain, Esq. Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, Pennsylvania 19103-6996

The Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The Applicants have attached as exhibits to the Application the required verifications.

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IX. AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants.

The items required by Rule 0-2(c)(l) under the 1940 Act are attached hereto as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

FLEXSHARES TRUST		NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Peter K. Ewing	By:	/s/ Peter K. Ewing
	Name: Peter K. Ewing		Name: Peter K. Ewing
	Title: Vice President		Title: Senior Vice President

Dated as of: June 19, 2015

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EXHIBIT INDEX

A.	Authorizations required pursuant to Rule 0-2(c)(l).

1.	FlexShares Trust
2.	Northern Trust Investments, Inc.

B.	Verifications required pursuant to Rule 0-2(d).

1.	FlexShares Trust
2.	Northern Trust Investments, Inc.

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EXHIBIT A-1

AUTHORIZATION

RULE 0-2(c)(l)

FLEXSHARES TRUST

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of FlexShares Trust, and further certify that set forth below is a true and complete copy of resolutions with respect to the preparation and filing of an application for an order of exemption with the Securities and Exchange Commission, duly adopted by the Board of Trustees of FlexShares Trust at a meeting held on June 18, 2015, and that those resolutions have not been amended or revoked, and remain in full force and effect on the date hereof:

RESOLVED, that the officers of FlexShares Trust (the “Trust”) be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to prepare, execute and cause to be filed with the Securities and Exchange Commission (“SEC”) an application (the “Application”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Rule 12d1-2(a) under the Act to permit a fund of funds relying on Section 12(d)(1)(G) of the Act to also invest in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act; and (2) to prepare, execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in such form as such officer or officers shall approve in his, her or their discretion, in each case as conclusively evidenced by his, her or their signature(s) thereon; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action as such officer or officers shall in his, her or their discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, is the genuine signature of Peter K. Ewing, the Vice President of FlexShares Trust.

IN WITNESS WHEREOF, I have hereunto set my name as of the 19th day of June, 2015.

/s/ Craig R. Carberry
Craig R. Carberry
Secretary
FlexShares Trust

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EXHIBIT A-2

AUTHORIZATION

RULE 0-2(c)(l)

NORTHERN TRUST INVESTMENTS, INC.

CERTIFICATE

I, the undersigned, certify that I am the duly authorized and elected Secretary of Northern Trust Investments, Inc., an Illinois State Banking Corporation; and that in accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended (the “Act”), all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Northern Trust Investments, Inc. Peter K. Ewing is authorized to sign and file this document on behalf of Northern Trust Investments, Inc., pursuant to the general authority vested in him as Senior Vice President.

I further certify that the signature appearing on the attached Application for an Order Pursuant to Section 6(c) of the Act, is the genuine signature of Peter K. Ewing, a duly elected and qualified Senior Vice President of Northern Trust Investments, Inc.

IN WITNESS WHEREOF, I have hereunto set my name as of the 19th day of June, 2015.

/s/ Craig R. Carberry
Craig R. Carberry
Secretary
Northern Trust Investments, Inc.

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EXHIBIT B-1

VERIFICATION

RULE 0-2(d)

FLEXSHARES TRUST

VERIFICATION

The undersigned states that he has duly executed the attached Application dated June 19, 2015 for and on behalf of FlexShares Trust thereof; that he is the Vice President of FlexShares Trust; and that all actions necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Vice President
FlexShares Trust

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EXHIBIT B-2

VERIFICATION

RULE 0-2(d)

NORTHERN TRUST INVESTMENTS, INC.

VERIFICATION

The undersigned states that he has duly executed the attached Application dated June 19, 2015 for and on behalf of Northern Trust Investments, Inc.; that he is a Senior Vice President of Northern Trust Investments, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Peter K. Ewing
Peter K. Ewing
Senior Vice President
Northern Trust Investments, Inc.

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